

December 12, 2013

Via E-mail
Mr. Stanislav A. Ploshchenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow, Russian Federation 125933

> **Re:  Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response Letter Dated September 20, 2013**
> **File No. 1-32328**

Dear Mr. Ploshchenko:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements

Note 3 – Acquisitions, Investments and Disposals

Prior Comments 6 and 7

1.    Please revise future filings to more fully explain the specific facts and circumstances that result in goodwill impairments, similar to the information you provided in your response letter.

Note 9 – Related Parties

(a) Transactions with Related Metallurgical Plants page F-47

Prior Comment 9

2.      Please reconcile the information you provided in your response letter regarding the impact of related party transactions on gross profits with your disclosures in Note 9(a) to your financial statements.  Please explain to us why your disclosures in the fourth bullet of Note 9(a) appear to imply a more significant impact of related party transactions on gross profits during 2012 than your response letter and relative to other periods.

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief